

16022327

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

**ANNUAL AUDITED REPORT**
**FORM X-17a-5**
**PART III**

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| SEC FILE NUMBER |
|---|
| 8-50186 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING October 1, 2015 (Date) AND ENDING September 30, 2016 (Date)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Griffin Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julia R. Lancain 212-509-6932
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name - *if individual, state last, first, middle name*)

375 Passaic Ave. (Address) Fairfield (City) NJ (State) 07004 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

Securities and Exchange
NOV 29 2016
RECEIVED

**FOR OFFICIAL USE ONLY**

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Adrian Stecyk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Griffin Securities, Inc. as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public


RAUL RODRIGUEZ
Notary Public - State of New York
NO. 01RO6344546
Qualified in Bronx County
My Commission Expires Jul 5, 2020

New York, NY
November 28th, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (e) Statement of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) Statement of Exemption from Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) SIPC Supplemental Report and Independent Accountant's Report
- ☐ (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**GRIFFIN SECURITIES, INC.**

## TABLE OF CONTENTS

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804


ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Griffin Securities, Inc.
New York, NY

We have audited the accompanying statement of financial condition of Griffin Securities, Inc. as of September 30, 2016, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act 1934. This financial statement is the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Griffin Securities, Inc. at September 30, 2016 in conformity with principles generally accepted in the United States.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
November 28, 2016

**GRIFFIN SECURITIES, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**SEPTEMBER 30, 2016**

**ASSETS**

| | | |
|---|---|---|
| **Current Assets:** | | |
| Cash and cash equivalents | $ | 144,279 |
| Accounts receivable | | 151,560 |
| Receivable from clearing broker | | 102,788 |
| Marketable securities, at market value | | 47,836 |
| Advances to employees | | 13,000 |
| Secured demand note | | 325,000 |
| Other currrent assets | | 23,141 |
| Total current assets | | 807,604 |
| **Property and Equipment:** | | |
| Office equipment | | 130,120 |
| Less: accumulated depreciation | | (130,120) |
| | | - |
| **Other Assets:** | | |
| Rental deposit | | 43,645 |
| Total Assets | $ | 851,249 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

| | | |
|---|---|---|
| **Current Liabilities:** | | |
| Accrued expenses and other liabilities | $ | 51,307 |
| Deferred taxes payable | | 461 |
| | | 51,768 |
| **Commitments and Contingencies** | | |
| **Liabilities Subordinated to Claims of General Creditors:** | | |
| Subordinated demand note | | 325,000 |
| Subordinated loans from stockholders | | 450,000 |
| | | 775,000 |
| **Stockholders' Equity:** | | |
| Common stock, 200 shares authorized, 33 shares issued and outstanding, no par value | | - |
| Additional paid in capital | | 905,392 |
| Accumulated defict | | (880,911) |
| Total equity | | 24,481 |
| Total Liabilities and Stockholders' Equity | $ | 851,249 |

See notes to the Statement of Financial Condition

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Griffin Securities, Inc., (the "Company"), is a securities broker-dealer servicing primarily institutional clients.

Revenue Recognition

The Company generates its revenues principally by providing investment banking and corporate finance services to domestic and international companies. Securities transactions and related expenses are recorded on a trade date basis. All securities transactions are cleared through ConvergEx on a fully disclosed basis.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the Statement of Financial Condition. Actual results could differ from the estimates included in the Statement of Financial Condition.

Cash and Cash Equivalents

Cash and cash equivalents include investments in money market funds.

Marketable Securities

Marketable securities are valued at market value. At September 30, 2016, the Company's total unrealized gain with respect to these securities was $35,836.

Concentration of Cash

The Company maintains cash accounts with Citibank, N.A. Deposits held in noninterest-bearing transaction accounts are aggregated with any interest-bearing deposits the owner may hold in the same ownership category, and the combined total is insured up to at least $250,000.

Accounts Receivable

Accounts receivable are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for trade accounts receivable. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

Bad Debts

It is the policy of management to review outstanding receivables at year end, as well as the bad debt write offs experienced in the past, and establish an allowance for doubtful accounts for uncollectible amounts.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements

The Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurement and Disclosure, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is the price that would be received to sell and asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In accordance with ASC Topic 820-10-35, the Company groups investments at fair value into three levels based on the markets in which the investments are traded and the reliability of the assumptions used to determine fair value. These levels are:

Basis of Fair Value Measurement

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 – Prices or valuation that require inputs that are significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

At September 30, 2016, the Company has classified all of its securities owned at fair market value and at Level 1 for ASC Topic 820-10-35 purposes.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from 3 to 5 years.

Income Taxes

The Company is treated as a Subchapter C corporation for tax purposes. The provision for income taxes includes federal income and various state income and franchise taxes currently payable, and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred income taxes result primarily from deductions and income recorded on the Statement of Financial Condition but not yet allowable or reportable for income tax purposes.

The Company uses the asset and liability method to account for deferred income taxes. The asset and liability method requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is not reasonably assured that some portion or all of the deferred tax assets will be realized.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Retirement Plan

The Company maintains a 401(k) retirement plan covering substantially all employees. The Company matches 100% of the first 4% of the active participant's compensation contributed to the plan.

## 2. OTHER CURRENT ASSETS

Other current assets consisted of the prepaid FINRA fee and prepaid insurance at September 30, 2016.

## 3. RELATED PARTY TRANSACTIONS

The Company subleases office space from a shareholder. The Company has assumed all of the obligations of the shareholder under the lease.

## 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2016, the Company had net capital of $560,960, which was $460,960 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.092 to 1.

## 5. INCOME TAXES

In assessing the realizability of any resulting deferred tax asset, management considers whether it is more likely than not that some portion of the deferred tax asset will not be materialized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductive. Management has determined that a valuation allowance against the deferred tax asset is appropriate in light of any operating loss by the Company. The Company has established approximately $631,000 in federal and $650,000 in state net operating loss carry forwards available to offset future taxable income. These carry forwards begin expiring in 2034.

The Company complies with the provisions of Accounting for Uncertainty in Income Taxes (FASB ASC 740-10). Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions and has determined that no additional provision or liability for uncertain income tax positions is necessary.

The Company files income tax returns in the U.S. federal jurisdiction and New York state. The Company is no longer subject to U.S. federal income tax examination by tax authorities for years before 2012.

## 6. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The Company has entered into Subordinated Debt Arrangements totaling $450,000 with three different shareholders. Such arrangements all carry a 5% per annum interest rate and mature at various dates in 2019. In addition, the Company has entered into a $325,000 Temporary Subordinated Demand Note Agreement with a third party. Such agreement carries an interest rate of 10% per annum will mature on December 30, 2016.

## 7. COMMITMENTS AND CONTINGENCIES

The Company has entered into an agreement with ConvergEx to clear its securities transactions and to provide custodial and other services for which it pays a fee on a per transaction basis and interest on amounts borrowed. In connection with its clearing agreement, the Company must maintain a minimum deposit of $100,000.

The Company sub-leases office space from a shareholder under an operating lease that expires in 2020.

The following is a schedule by year of future minimum lease payments required under the lease as of September 30, 2016:

| Year ending September 30, | | |
|---|---|---|
| 2017 | $ | 308,994 |
| 2018 | | 308,994 |
| 2019 | | 308,994 |
| Thereafter | | 51,499 |
| | $ | 978,481 |

## 8. SUBSEQUENT EVENTS

Subsequent events were evaluated through the date the financial statements were available to be issued.